Cenovus Energy Inc.

Annual Meeting of Shareholders

April 26, 2017

Report of Voting Results

(Pursuant to Section 11.3 of National Instrument 51-102 Continuous Disclosure Obligations)

The following matters were voted on at the Annual Meeting of Shareholders of Cenovus Energy Inc. (the “Corporation”) held on April 26, 2017 in Calgary, Alberta. Each matter voted on is described in greater detail in the Corporation’s 2017 Management Information Circular which is available at cenovus.com.

1.      Appointment of Auditors On a vote by a show of hands, PricewaterhouseCoopers LLP, Chartered Professional Accountants, were reappointed as auditors of the Corporation.

2.      Election of Directors On a vote by ballot, each of the following eleven nominees proposed by management were elected directors of the Corporation:

Nominee	Votes For		Votes Withheld
	Number	Percent	Number	Percent

Susan F. Dabarno	538,584,625	87.83%	74,626,583	12.17%

Patrick D. Daniel	537,895,307	87.72%	75,316,195	12.28%

Ian W. Delaney	536,731,302	87.53%	76,478,235	12.47%

Brian C. Ferguson	536,650,354	87.51%	76,560,854	12.49%

Steven F. Leer	536,895,053	87.55%	76,316,155	12.45%

Richard J. Marcogliese	538,133,532	87.76%	75,076,004	12.24%

Claude Mongeau	538,594,552	87.83%	74,616,656	12.17%

Charles M. Rampacek	534,832,174	87.22%	78,379,033	12.78%

Colin Taylor	538,053,072	87.74%	75,156,758	12.26%

Wayne G. Thomson	536,784,027	87.54%	76,427,181	12.46%

Rhonda I. Zygocki	539,278,454	87.94%	73,933,081	12.06%

3.      Non-Binding Advisory Vote on the Corporation’s Approach to Executive Compensation On a vote by ballot, an advisory resolution was passed to accept the Corporation’s approach to executive compensation.

Votes For		Votes Against
Number	Percent	Number	Percent

492,168,677	80.23%	121,304,936	19.77%